UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                        Commission File Number 1-3543

PSI Energy, Inc.______________________________________________________________

(Exact name of registrant as specified in its charter)

1000 East Main Street, Plainfield, TN 46168__________________________________
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

6.50% Synthetic Putable Yield Securities (SPYS)_______________________________

(Title of each class of securities covered by this Form)

See Attachment________________________________________________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule l2g-4(a)(l)(i)  X                  Rule l2h-3(b)(l)(i)   X

         Rule l2g-4(a)(l)(ii)                    Rule I 2h-3(b)( I )(ii)

         Rule l2g-4(a)(2)(i)                     Rule l2h-3(b)(2)(ii)

         Rule l2g-4(a)(2)(ii)                    Rule l2h-3(b)(2)(ii)

                                                 Rule lSd-6

        Approximate number of holders of record as of the certification or
notice date:   Zero________

         Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   August 12, 2005          By:   /s/Wendy L. Aumiller
                                 Wendy L. Aumiller, Vice President & Treasurer
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.


                      Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC2069(12-04)

                     PSI Energy, Inc. Registered Securities


DEBT ISSUE  INTEREST             MATURITY    PRINCIPAL
DESCRIPTION   RATE   DATE ISSUED    DATE   AMOUNT ISSUED  CUSIP

FIRST MORTGAGE BONDS - TAXABLE

Series AAA Fixed @ 7.125% 01-Feb-94 01-Feb-24 50,000,000 693627 AA9  30,000,000

Series BBB Fixed @ 8.000% 30-Apr-99 15-Jul-09124,665,000 693627 AHR 124,665,000

Series CCC Fixed @ 8.850% 30-Apr-99 15-Jan-22 60,055,000 693627 AJ0  53,055,000

Series DDD Fixed @ 8.310% 30-Apr-99 01-Sep-32 38,000,000 693627 AK7  38,000,000

Series EEE Fixed @ 6.650% 22-Jun-01 15-Jun-06325,000,000 693627 AU5 325,000,000

FIRST MORTGAGE BONDS BACKED MEDIUM TERM NOTES - Series A

Series A   Fixed @ 8.550% 01-Jan-92 27-Dec-11  2,000,000 69363F AK8   2,000,000

Series A   Fixed @ 8.570% 01-Jan-92 27-Dec-11 42,500,000 69363F AH5   5,500,000

FIRST MORTGAGE BONDS BACKED MEDIUM TERM NOTES - Series B

Series B   Fixed @ 6.380% 19-Aug-93 15-Aug-08  5,000,000 69363F BG6   5,000,000

Series B   Fixed @ 6.380% 07-Sep-93 03-Sep-08  5,000,000 69363F BK7   5,000,000

Series B   Fixed @ 6.380% 13-Sep-93 09-Sep-08  6,000,000 69363F BH4   6,000,000

Series B   Fixed @ 6.370% 13-Sep-93 09-Sep-08  5,000,000 69363F BJ0   5,000,000

Series B   Fixed @ 6.370% 13-Sep-93 09-Sep-08 11,000,000 69363F BJ0  11,000,000

Series B   Fixed @ 6.400% 13-Sep-93 09-Sep-08 10,000,000 69363F BL5  10,000,000

Series B   Fixed @ 8.230% 18-Aug-92 11-Aug-22 10,000,000 69363F AZ5   3,000,000

Series B   Fixed @ 8.200% 19-Aug-92 12-Aug-22 10,000,000 69363F BA9  10,000,000

Series B   Fixed @ 8.180% 22-Aug-92 15-Aug-22  5,000,000 69363F BF8   5,000,000

Series B   Fixed @ 8.240% 29-Aug-92 22-Aug-22 10,000,000 69363F BD3  10,000,000

OTHER LONG TERM Senior Unsecured Debt
Senior Debts Fixed @ 6.350% 15-Nov-96 15-Nov-06100,000,000693627 AB7 50,000,000

Senior Notes Fixed @ 6.520% 30-Apr-99 15-Mar-09 97,342,000693627 AL0 97,342,000

Debentures  Fixed @ 7.850% 20-Oct-99 15-Oct-07265,000,000693627 AN1 265,000,000

Debentures  Fixed @ 5.000% 23-Sep-03 15-Sep-13400,000,000693627 AX9 400,000,000

OTHER LONG TERM DEBT Subordinated Unsecured Debt

   JUMPS  Fixed @   7.250% 15-Mar-98 15-Mar-28 100,000,000693627 AE1  2,658,000

                                               PAR VALUE     SHARES OUTSTANDING

PREFERRED STOCK

PSI Energy, Inc. 3.500% Cumulative Preferred Stock 100.00         36,695

PSI Energy, Inc. 4.160% Cumulative Preferred Stock  25.00        148,763

PSI Energy, Inc. 4.320% Cumulative Preferred Stock  25.00        154,781

PSI Energy, Inc. 6.785% Cumulative Preferred Stock 100.00        310,750